                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934




                         COMMISSION FILE NUMBER 1-14337



                               PENTON MEDIA, INC.
                             RETIREMENT SAVINGS PLAN
                             -----------------------
                            (Full title of the Plan)



                               PENTON MEDIA, INC.
                               ------------------
         (Name of Issuer of the Securities Held Pursuant to the Plan)




                   1100 Superior Avenue, Cleveland, Ohio 44114
                   -------------------------------------------
               (Address of Issuer's Principal Executive Office)

                               PENTON MEDIA, INC.
                               ------------------
                               INDEX TO FORM 11-K
                               ------------------





                                                                            Page
                                                                            ----

(a)    Financial Statements - financial statements required                 3-14
       to be filed are listed in the Index to Financial
       Statements attached hereto, which is incorporated herein by reference.

(b)    Signatures                                                             15

(c)    Exhibit:

       Number        Description
       ------        -----------

        23           Consent of Independent Accountants                       16

                               PENTON MEDIA, INC.

                             RETIREMENT SAVINGS PLAN


                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                   For the four months ended December 31, 1998

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



                                                                           Page
                                                                           ----

Report of Independent Accountants                                             5

Financial Statements:
        Statement of Net Assets Available for Benefits
              (With Fund Information) at December 31, 1998                    6

        Statement of Changes in Net Assets Available for Benefits
              (With Fund Information) for the four months
              ended December 31, 1998                                         7

        Notes to Financial Statements                                      8-11


Supplemental Schedules:
        Line 27a - Schedule of Assets Held for Investment Purposes
              for the four months ended December 31, 1998                   12

        Line 27b - Schedule of Loans or Fixed Income Obligations            13
              at December 31, 1998

        Line 27d - Schedule of Reportable Transactions
              for the four months ended December 31, 1998                   14











Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                        Report of Independent Accountants



To the Participants and Administrator of Penton Media, Inc. Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Penton Media, Inc. Retirement Savings Plan (the "Plan") at December 31, 1998, and the changes in net assets available for benefits for the four months then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------

Cleveland, Ohio
June 25, 1999

                                                         PENTON MEDIA INC.
                                                      RETIREMENT SAVINGS PLAN

                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                                       AT DECEMBER 31, 1998

                                                                         Participant Directed
                                       ---------------------------------------------------------------------------------
                                          Fidelity
                                         Retirement        Fidelity         Fidelity
                                         Government        Managed           Growth           Fidelity
                                         Money Market      Income           & Income          Emerging        Fidelity
                                          Portfolio        Portfolio        Portfolio        Growth Fund     Magellan Fund
                                         -----------      -----------      -----------      -----------      -----------
     ASSETS

Investments, at fair value               $ 9,171,367      $ 1,766,425      $13,833,696      $ 2,419,608      $17,593,988
Participants' loans                             --               --               --               --               --
                                         -----------      -----------      -----------      -----------      -----------

     Total investments                     9,171,367        1,766,425       13,833,696        2,419,608       17,593,988

Contributions Receivable:
  Participants' contributions                 12,823            1,207            9,777            1,080           10,430
  Employer's contributions                     5,154              477            3,638              427            3,902
                                         -----------      -----------      -----------      -----------      -----------

     Total contributions receivables          17,977            1,684           13,415            1,507           14,332
                                         -----------      -----------      -----------      -----------      -----------

Net assets available for benefits        $ 9,189,344      $ 1,768,109      $13,847,111      $ 2,421,115      $17,608,320
                                         ===========      ===========      ===========      ===========      ===========


                                                                     Participant Directed
                                      -------------------------------------------------------------------------------
                                                          Fidelity
                                                         Diversified     Pittway
                                        Spartan Market  International  Corporation    AptarGroup,      Penton Media,
                                          Index Fund        Fund        Stock Fund   Inc. Stock Fund  Inc. Stock Fund
                                         -----------    -----------    ------------    -----------    ---------------

     ASSETS

Investments, at fair value               $ 1,704,552    $ 1,243,745    $ 12,913,686    $   482,471    $ 3,971,674
Participants' loans                             --             --             --             --             --
                                         -----------    -----------    ------------    -----------    -----------

     Total investments                     1,704,552      1,243,745      12,913,686        482,471      3,971,674

Contributions Receivable:
  Participants' contributions                    980            802           --             --               803
  Employer's contributions                       344            247           --             --               327
                                         -----------    -----------    ------------    -----------    -----------

     Total contributions receivables           1,324          1,049           --             --             1,130
                                         -----------    -----------    ------------    -----------    -----------

Net assets available for benefits        $ 1,705,876    $ 1,244,794    $ 12,913,686    $   482,471    $ 3,972,804
                                         ===========    ===========    ============    ===========    ===========


                                              Participant Directed
                                          -------------------------------


                                             Loan Fund        Total
                                            -----------    ------------

     ASSETS

Investments, at fair value                 $      --      $ 65,101,212
Participants' loans                          1,402,848       1,402,848
                                           -----------    ------------

     Total investments                       1,402,848      66,504,060

Contributions Receivable:
  Participants' contributions                    --             37,902
  Employer's contributions                       --             14,516
                                           -----------    ------------

     Total contributions receivables             --             52,418
                                           -----------    ------------

Net assets available for benefits          $ 1,402,848    $ 66,556,478
                                           ===========    ============



The accompanying notes to financial statements are an integral part of this statement.


                                                         PENTON MEDIA INC.

                                                      RETIREMENT SAVINGS PLAN

                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                                            FOR THE FOUR MONTHS ENDED DECEMBER 31, 1998

                                                                             Participant Directed
                                                    ------------------------------------------------------------------------
                                                      Fidelity
                                                     Retirement           Fidelity            Fidelity
                                                     Government           Managed             Growth               Fidelity
                                                    Money Market           Income             & Income             Emerging
                                                      Portfolio           Portfolio           Portfolio          Growth Fund
                                                     ------------        ------------        ------------        ------------
Additions To Net Assets:
  Investment Income:
    Net appreciation (depreciation) in fair
      value of investments                           $       --          $       --          $  2,376,593        $    546,519
    Interest and dividends                                144,156              29,851             666,850             142,440
                                                     ------------        ------------        ------------        ------------
                                                          144,156              29,851           3,043,443             688,959

Contributions:
  Participant contributions                               433,414              49,111             409,807             111,313
  Employer's contributions                                118,954              14,834             105,124              32,909
                                                     ------------        ------------        ------------        ------------
                                                          552,368              63,945             514,931             144,222

Transfer from Pittway Corporation (Note 1)              8,334,282           1,519,257          10,512,975           1,571,013
                                                     ------------        ------------        ------------        ------------

      Total additions                                   9,030,806           1,613,053          14,071,349           2,404,194

Deductions From Net Assets:
  Benefit payments to participants                        (71,468)            (51,058)            (93,230)             (7,462)
  Net interfund transfers                                 383,654             209,689             (70,572)             27,883
                                                     ------------        ------------        ------------        ------------

      Total deductions                                    312,186             158,631            (163,802)             20,421

Participant loans                                        (153,648)             (3,575)            (60,436)             (3,500)
                                                     ------------        ------------        ------------        ------------

      Net increase                                      9,189,344           1,768,109          13,847,111           2,421,115

Net Assets Available For Benefits:
   Beginning of year                                         --                    --                --                  --
                                                     ------------        ------------        ------------        ------------

   End of year                                       $  9,189,344        $  1,768,109        $ 13,847,111        $  2,421,115
                                                     ============        ============        ============        ============


                                                                                   Participant Directed
                                                     ------------------------------------------------------------------------------
                                                                                                   Fidelity
                                                                                                   Diversified           Pittway
                                                         Fidelity            Spartan Market       International        Corporation
                                                      Magellan Fund            Index Fund             Fund              Stock Fund
                                                      --------------         ------------         ------------           ----------

Additions To Net Assets:
  Investment Income:
    Net appreciation (depreciation) in fair
      value of investments                           $    4,126,203         $    350,310         $    106,082          $ 5,676,198
    Interest and dividends                                  425,283                8,930               47,199               12,174
                                                     --------------         ------------         ------------          -----------
                                                          4,551,486              359,240              153,281            5,688,372

Contributions:
  Participant contributions                                 423,836               88,633               48,076                 --
  Employer's contributions                                  113,576               25,084               14,792                 --
                                                     --------------         ------------         ------------          -----------
                                                            537,412              113,717               62,868                 --

Transfer from Pittway Corporation (Note 1)               12,996,236            1,170,111            1,077,304            7,608,814
                                                     --------------         ------------         ------------          -----------
      Total additions                                    18,085,134            1,643,068            1,293,453           13,297,186

Deductions From Net Assets:
  Benefit payments to participants                         (183,658)              (2,948)             (24,387)             (79,746)
  Net interfund transfers                                  (207,600)              72,756              (24,272)            (303,754)
                                                     --------------         ------------         ------------          -----------
      Total deductions                                     (391,258)              69,808              (48,659)            (383,500)

Participant loans                                           (85,556)              (7,000)                --                   --
                                                     --------------         ------------         ------------          -----------

      Net increase                                       17,608,320            1,705,876            1,244,794           12,913,686

Net Assets Available For Benefits:
   Beginning of year                                           --                   --                   --                   --
                                                     --------------         ------------         ------------          -----------
   End of year                                       $   17,608,320         $  1,705,876         $  1,244,794          $12,913,686
                                                     ==============         ============         ============          ===========






















                                                                                   Participant Directed
                                                     ------------------------------------------------------------------------------

                                                        Aptar Group,       Penton Media             Loan
                                                        Inc. Stock Fund    Inc. Stock Fund          Fund             Total
                                                           -------         ------------         -------------       -------------
Additions To Net Assets:
  Investment Income:
    Net appreciation (depreciation) in fair
      value of investments                           $     (7,228)        $  1,374,675        $          --         $ 14,549,352
    Interest and dividends                                    711                5,765                   --            1,483,359
                                                     ------------         ------------        ---------------       ------------
                                                           (6,517)           1,380,440                   --           16,032,711

Contributions:
  Participant contributions                                    --              140,519               (242,197)         1,462,512
  Employer's contributions                                     --               19,120                   --              444,393
                                                     ------------         ------------        ---------------       ------------
                                                               --              159,639               (242,197)         1,906,905



Transfer from Pittway Corporation (Note 1)                512,771            2,522,037              1,335,775         49,160,575
                                                     ------------         ------------        ---------------       ------------
      Total additions                                     506,254            4,062,116              1,093,578         67,100,191

Deductions From Net Assets:
  Benefit payments to participants                           (588)             (24,723)                (4,445)          (543,713)
  Net interfund transfers                                 (23,195)             (64,589)                   --                --
                                                     ------------         ------------        ---------------       ------------
      Total deductions                                    (23,783)             (89,312)                (4,445)          (543,713)

Participant loans                                             --                  --                  313,715               --
                                                     ------------         ------------        ---------------       ------------

      Net increase                                        482,471            3,972,804              1,402,848         66,556,478

Net Assets Available For Benefits:
   Beginning of year                                           --                 --                      --                --
                                                     ------------         ------------        ---------------       ------------
   End of year
                                                     $     482,471         $  3,972,804       $     1,402,848       $ 66,556,478
                                                     =============         ============       ===============       ============



                       The accompanying notes to financial statements are an integral part of this statement.

                               PENTON MEDIA, INC.
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS









1.     PLAN DESCRIPTION

       The following description of the Penton Media, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General
       -------
       Prior to August 7, 1998, Penton Media, Inc. ("Penton") was a wholly owned subsidiary of Pittway Corporation ("Pittway"). Subsequent to the spinoff from Pittway, effective September 1, 1998, the Company adopted the Plan, a 401(k) defined contribution plan. All assets and liabilities attributable to Penton employees in the Pittway 401(k) plan were transferred to Penton's Plan.

       The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All non-union employees of the Company become eligible to participate in the plan on the first day of the month that is at least 30 days after the date on which the employee begins employment with the Company.

       Contributions
       -------------
       Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Unless waived, 3% of an eligible employee's compensation will automatically be deducted and contributed to the Plan. The matching percentage contributed by the Company is determined by resolution of the Board of Directors of the Company, at their discretion. During 1998, the Company contributed 50% percent of the first 6% percent of the contribution that the participant contributes to the Plan. Contributions are subject to certain limitations.

       Participant accounts
       --------------------
       Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       Vesting
       -------
       Participants are immediately vested in both employee and the employer contributions, plus actual earnings thereon.

       Investment options
       ------------------
       Upon enrollment in the Plan, a participant may direct employee and matching employer contributions in whole percent increments in any of eight investment options held by Fidelity Investments Institutional Operations Company, Inc. as trustee.

       Fidelity Retirement Government Money Market Portfolio is a money market mutual fund that invests in obligations, issued or guaranteed as to principal and interest by the U.S. Government.

       Fidelity Managed Income Portfolio is a stable value fund (not a mutual fund). It invests primarily in high-quality, short and long term insurance company investment contracts (GICs), bank investment contracts
       (BICs), short term money market instruments and "synthetic" GICs (debt obligations issued by one institution and insured by another as to the payment of principal at maturity).

       Fidelity Growth & Income Portfolio is a growth and income mutual fund, which seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests primarily in U.S. and foreign stocks, focusing on those that pay dividends and show potential earnings growth. It may also invest in bonds.

                               PENTON MEDIA, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



1.     PLAN DESCRIPTION, CONTINUED

       Fidelity Emerging Growth Fund is a growth mutual fund and invests primarily in stocks of small and medium size developing companies that have the potential to grow rapidly. Such stocks may be subject to abrupt or erratic price changes. A redemption fee of .75% is charged if shares are sold within 90 days of purchase.

       Fidelity Magellan Fund is a growth mutual fund and seeks long-term capital appreciation by investing in the stocks of both well known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities held by the fund may include both foreign and domestic companies.

       Spartan Market Index Fund is a growth mutual fund and invests primarily in the stocks that are included in the Standard & Poor's Composite Index of 500 stocks and other securities that are based on the value of the index.

       Fidelity Diversified International Fund is a growth mutual fund that invests primarily in stocks of companies located outside of the U.S. that are included in the Morgan & Stanley EAFE Index (Europe, Australia, Far East Index). It seeks stocks of larger companies that are considered undervalued in their countries.

       AptarGroup, Inc. Stock Fund is a fund which, under a former plan, invested exclusively in shares of AptarGroup, Inc. stock ("Aptar Stock"). Any contributions or investment gains previously invested in the AptarGroup, Inc. Stock Fund, may, at the present time, remain invested in Aptar Stock. These contributions or investment gains may also be reinvested in another fund. The AptarGroup, Inc. Stock Fund is no longer available as an investment option for future contributions.

       Pittway Corporation Stock Fund is a fund which, under a former plan, invested exclusively in shares of Pittway Corporation Class A stock ("Pittway Stock"). Any contributions or investment gains previously invested in the Pittway Corporation Stock Fund may, at the present time, remain invested in Pittway Stock. These contributions or investment gains may also be reinvested in another fund. The Pittway Corporation Stock Fund is no longer available as an investment option for future contributions.

       Penton Media, Inc. Stock Fund invests exclusively in shares of Penton Media, Inc. stock ("Penton Stock"). Investment gains may result from both dividends and increases in the market value of shares.

       Participant loans
       -----------------
       Participants may borrow from their fund accounts a minimum of $1,000 not to exceed 50 percent of the vested account balance. Loan repayments are treated as a transfer to the investment funds from the Loan Fund. Participant loans are reflected as a transfer from the respective investment funds to the Loan Fund. Loan terms may not exceed five years. The loans are secured by the balance in the participant's vested account and carry an interest rate equal to the prime rate plus one percent on the date of the loan. Interest rates range from 8.75 percent to 10.00 percent. Principal and interest is paid ratably through payroll deductions.

       Payment of benefits and withdrawals
       -----------------------------------
       A participant may withdraw his balance by filing a written request with the plan administrator. Hardship withdrawals require documentation of an immediate financial need and the withdrawal must meet requirements outlined in the plan document.

       Upon termination of employment or death, the accumulated benefits will be paid to the participant

                               PENTON MEDIA, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.     PLAN DESCRIPTION, CONTINUED

       based on their payment election. Participants may elect to receive either a lump sum, a series of installments over a period of time as determined by the plan document, or a combination of the two.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of accounting
       -------------------
       The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP").

       The plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.

       Use of estimates
       ----------------
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

       Investment Valuation and Income Recognition
       -------------------------------------------
       Investments in the AptarGroup Stock Fund, Pittway Stock Fund, and Penton Stock Fund are valued at quoted market prices at year end. Investments in the Fidelity Magellan Fund, Fidelity Growth and Income Fund, Fidelity Market Index Fund, Fidelity Emerging Growth Fund and Fidelity Diversified International Fund are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Fidelity Money Market Fund and Fidelity Managed Income Fund are stated at fair value as determined by the trustee. Participant loans are valued at cost which approximates market value.

       Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

       Payment of Benefits
       -------------------
       Benefits are recorded when paid.

       Trustee Expenses and Administrative Expenses
       --------------------------------------------
       Trustee expenses and administrative expenses incurred in the administration of the Plan are paid by the Company.


3.     PARTY-IN-INTEREST TRANSACTIONS

       Party-in-interest transactions consist of loans made to participants and investments in the Penton Media, Inc. Stock Fund, Pittway Corporation Stock Fund, and AptarGroup, Inc. Stock Fund. Shares in the Penton Media, Inc. Stock Fund are acquired on the open market at fair market value on the date purchased. Party-in-interest transactions also consist of the investments in the Fidelity Funds as Fidelity is the trustee of the Plan.

                               PENTON MEDIA, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


4.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


5.     INVESTMENTS

       The cost and market value of investments at December 31, 1998 were as follows:

                                                                                       Market       Number of
                                                                        Cost           Value           Shares
                                                                        ----           -----           ------
         Fidelity Retirement Gov't Money Market Portfolio           $ 9,171,367     $ 9,171,367       9,171,367
         Fidelity Managed Income Portfolio                            1,766,425       1,766,425       1,766,425
         Fidelity Growth & Income Portfolio                          11,500,482      13,833,696         301,782
         Fidelity Emerging Growth Fund                                1,882,510       2,419,608          76,160
         Fidelity Magellan Fund                                      13,562,087      17,593,988         145,621
         Spartan Market Index Fund                                    1,363,202       1,704,552          19,985
         Fidelity Diversified International Fund                      1,141,204       1,243,745          70,189
         Pittway Corporation Stock Fund                               6,470,626      12,913,686         390,578
         AptarGroup, Inc. Stock Fund                                    130,777         482,471          17,192
         Penton Media, Inc. Stock Fund                                2,223,581       3,971,674         196,132
                                                                    -----------     -----------
                                                                    $49,212,261     $65,101,212
                                                                    ===========     ===========


6.     FEDERAL INCOME TAX STATUS

       A determination letter has not yet been requested for the Plan. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.


7.     SUBSEQUENT EVENTS

       Effective February 1, 1999, Internet World Media Inc., a wholly owned subsidiary of the Company, adopted the Plan and began participation in the Plan.

                                             PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN
                                     LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                        AT DECEMBER 31, 1998



                    Security Description                       Number of Shares     Cost          Market Value      Interest Rate
-------------------------------------------------------------  --------------  ----------------  ----------------  ----------------

Fidelity Retirement Government Money Market Portfolio *            9,171,367       $ 9,171,367       $ 9,171,367

Fidelity Managed Income Portfolio *                                1,766,425         1,766,425         1,766,425

Fidelity Growth & Income Portfolio *                                 301,782        11,500,482        13,833,696

Fidelity Emerging Growth Fund *                                       76,160         1,882,510         2,419,608

Fidelity Magellan Fund *                                             145,621        13,562,087        17,593,988

Spartan Market Index Fund *                                           19,985         1,363,202         1,704,552

Fidelity Diversified International Fund *                             70,189         1,141,204         1,243,745

Pittway Corporation Common Stock *                                   390,578         6,470,626        12,913,686

AptarGroup, Inc. Common Stock *                                       17,192           130,777           482,471

Penton Media, Inc. Common Stock *                                    196,132         2,223,581         3,971,674

Participant Loans *                                                                          -         1,402,848      8.25% - 10.00%
                                                                               ----------------  ----------------
                                                                                  $ 49,212,261      $ 66,504,060
                                                                               ================  ================

 *  Party-in-interest




                                             PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN
                                      LINE 27B - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                                        AT DECEMBER 31, 1998


                             Original         Amount Received
    Name and Address of     Amount of      During Reporting Year   Unpaid Balance                                 Amount Overdue
          Obligor             Loan         Principal   Interest    at End of Year    Description of Loan        Principal  Interest
          -------             ----         ---------   --------    --------------    -------------------        ---------  --------
*   Linda D. Ferguson
    3825 E 131 St - UP
    Cleveland OH 44120        $  6,640        $    108   $    43       $  5,502     Loan originating 10/01/97       $  329   $  125
                                                                                    maturing on 03/16/02
                                                                                    (9.5%)
*   Rudy Gomez
    1959 Old Coachmand Road
    Clearwater FL 33763       $  4,000        $   --     $  --         $  4,092     Loan originating 10/01/98       $  292   $   92
                                                                                    maturing 09/16/01 (9.5%)

*   Craig A. Wise
    235 E Main Street
    New London OH 44851       $  6,700        $    145   $    49       $  5,375     Loan originating 10/01/97       $  384   $  120
                                                                                    maturing 09/19/01 (9.5%)

*   Maureen C. Visnicky
    4870 Lander Road
    Orange Village OH 44022   $  2,000        $    167   $     8       $    868     Loan originating 03/02/98       $  510   $   15
                                                                                    maturing 02/17/99 (9.5%)

  *Party-in-interest

  Note: The above information was obtained from or derived from data provided by Fidelity Investments Institutional Operations Company, Inc. The Plan administrator will inform obligor of past due amounts.

                                             PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN
                                           LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                             FOR THE FOUR MONTHS ENDED DECEMBER 31, 1998

The following schedule represents Plan transactions or series of transactions in excess of 5% of the current value of Plan assets for the four months ended December 31, 1998:

                                      Number of
     Security Description           Transactions     Purchase Price    Selling Price      Cost of Asset       Net Realized Gains
-------------------------------     ------------     --------------    --------------    -------------        ------------------

Fidelity Retirement Government
  Money Market Portfolio:
         Acquisitions                        60        $ 9,577,270                       $ 9,577,270          $      --
         Dispositions                        53                         $   406,126      $   406,126          $      --

Fidelity Managed Income Portfolio:
         Acquisitions                        27        $ 2,022,723                       $ 2,022,723          $      --
         Dispositions                        21                         $   256,297      $   256,297          $      --

Fidelity Growth & Income Portfolio:
         Acquisitions                        58        $12,004,593                       $12,004,593          $      --
         Dispositions                        40                         $   547,490      $   504,110          $    43,380

Fidelity Emerging Growth Fund:
         Acquisitions                        25        $ 1,931,762                       $ 1,931,762          $      --
         Dispositions                        15                         $    58,672      $    49,252          $     9,420

Fidelity Magellan Fund:
         Acquisitions                        53        $14,144,295                       $14,144,295          $      --
         Dispositions                        42                         $   676,510      $   582,208          $    94,302

Spartan Market Index Fund:
         Acquisitions                        30        $ 1,419,415                       $ 1,419,415          $      --
         Dispositions                        15                         $    65,171      $    56,214          $     8,957

Fidelity Diversified International Fund:
         Acquisitions                        19        $ 1,198,975                       $ 1,198,975          $      --
         Dispositions                        12                         $    61,311      $    57,771          $     3,540

Pittway Corporation Stock Fund:
         Acquisitions                        23        $ 7,620,988                       $ 7,620,988          $      --
         Dispositions                        23                         $   383,501      $   302,652          $    80,849

AptarGroup, Inc. Stock Fund:
         Acquisitions                         9        $   513,482                       $   513,482          $      --
         Dispositions                         9                         $    23,784      $     7,016          $    16,768

Penton Media, Inc. Stock Fund:
         Acquisitions                        33        $ 2,796,462                       $ 2,796,462          $      --
         Dispositions                        23                         $   199,464      $   170,428          $    29,036



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



     PENTON MEDIA, INC.
     RETIREMENT SAVINGS PLAN








     BY:  /s/ JOSEPH G. NECASTRO
        --------------------------------------------------
         Joseph G. NeCastro
         Member of Plan Administrative Committee


Date: June 29, 1999














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